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SECU[...]MMISSION

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SEC FILE NUMBER
8-34645

RECEIVED MAR - 8 2003 WASH. D.C. 181 SECTION PROCESSING

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2002 (MM/DD/YY) AND ENDING 12/31/2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Park City Capital, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

261 Old York Road - Ste. 822

(No. and Street)

Jenkintown,	PA	19046
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Steven A. Segal, President — 215 517 5700 (Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Romeo & Chiaverelli - LLC, CPA's

(Name — *if individual, state last, first, middle name*)

1601 Walnut Street - Ste. 815	Philadelphia,	PA	19102
(Address)	(City)	(State)	Zip Code)

PROCESSED MAR 20 2003 THOMSON FINANCIAL

CHECK ONE:

- [x] Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Steven A. Segal, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Park City Capital, Inc., as of December 31, ~~19~~ 2002 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

x Steven A. Segal
Signature

President
Title

Susan B. Baxter
Notary Public

NOTARIAL SEAL
SUSAN B. BAXTER, Notary Public
Jenkintown Boro., Montgomery County
My Commission Expires April 18, 2005

This report** contains (check all applicable boxes):

- X (a) Facing page.
- X (b) Statement of Financial Condition.
- X (c) Statement of Income (Loss).
- X (d) Statement of ~~Changes in Financial Condition~~. Cash Flows
- X (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- N/A (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- X (g) Computation of Net Capital
- X (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- X (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- N/A (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- N/A (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- X (l) An Oath or Affirmation.
- N/A (m) A copy of the SIPC Supplemental Report.
- N/A (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ROMEO & CHIAVERELLI LLC

Certified Public Accountants

Joseph A. Romeo, CPA
Medford, NJ
(609) 268-9781

1601 Walnut Street, Suite 815
Philadelphia, PA 19102
(215) 569-2113
FAX (215) 972-0787

Anthony Chiaverelli, CPA
Horsham, PA
(215) 542-7544

To The Board of Directors
Park City Capital, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Park City Capital, Inc. for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purposes of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17-a-5(g)(1) of the Securities and Exchange Commission (SEC), we made a study of the practices and procedures that we considered relevant to the objectives stated in rule 17-a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparsions

2. Recordation of difference required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of the Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsiblity, estimates and judgements by management are required to assess the expected benefits and related costs of control procedures

and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that may become inadequate because of changes in conditions or that the effectiveness of their design may deteriorate.

Our consideration of internal control would not necessarily disclose all matter in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequancy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, and other regulatory agencies which rely on Rule 17-a-5 (9) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, is not to be and should not be used by anyone other than these specified parties.

Romeo and Chiaverelli LLC
Certified Public Accountants
February 10, 2003

Park City Capital, Inc.
Financial Statements
and Additional Information
December 31, 2002

CONTENTS

	Pages
INDEPENDENT AUDITORS' REPORT	1
FINANCIAL STATEMENTS:	
Statement of Financial Condition, December 31, 2002	2
Statement of Income and Expense for the year ended December 31, 2002	3
Statement of Changes in Stockholders' Equity for the year ended December 31, 2002	4
Statement of Cash Flows for the year ended December 31, 2002	5
Notes to Financial Statements for the year ended December 31, 2002	6
SUPPLEMENTAL INFORMATION:	
Computation for Net Capital under Rule 15c3-1 of the Securities and Exchange Commission as of December 31, 2002	7-9
Computation for Determination of Reserve Requirements under Rule 15c3-3 of the Securities and Exchange Commission as of December 31, 2002	10

ROMEO & CHIAVERELLI LLC

Certified Public Accountants

Joseph A. Romeo, CPA
Medford, NJ
(609) 268-9781

1601 Walnut Street, Suite 815
Philadelphia, PA 19102
(215) 569-2113
FAX (215) 972-0787

Anthony Chiaverelli, CPA
Horsham, PA
(215) 542-7544

Independent Auditors' Report

To The Board of Directors
Park City Capital, Inc.

We have audited the statement of finanical condition of Park City Capital, Inc. as of December 31, 2002, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the finacial statements referred to above presents fairly, in all material respects, the financial position of Park City Capital, Inc. as of December 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with accounting priciples generally accepted in the United States of America .

Our audit was made for the purpose of forming an opinion on the basic finanical statements, taken as a whole. The information contained in schedules on pages 7-10 are presented for purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the examination of the basic finanical statements and, in our opinion, is fairly stated in all matertial respects in relation to the basic financial statements taken as a whole.

Romeo and Chiaverelli LLC
Certified Public Accountants
February 10, 2003

-CONTINUED-

Park City Capital, Inc.
Balance Sheet
December 31, 2002

ASSETS

Assets		
Cash and Cash Equivalents	$141,138.75	
Automobile	8,300.00	
Less:		
Accumulated Depreciation	(8,300.00)	
Deferred Tax Asset	13,116.00	
Total Assets		$154,254.75

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities		
Escrow Payable	$125,000.00	
Accounts Payable	2,700.71	
Total Liabilities		$127,700.71
Stockholder's Equity		
Common Stock, $.01 Par Value; 100,000 shares authorized 30,100 shares issued	400.00	
Additional Paid In Capital	68,567.92	
Retained Deficit	(42,413.88)	
Total Stockholder's Equity		26,554.04
Total Liabilities And Stockholder's Equity		$154,254.75

The accompanying notes are an integral part of these financial statements.

Park City Capital, Inc.
Statement of Income and Expense
Year Ended December 31, 2002

	Twelve Months
REVENUES	
Commission Income	$5,340.83
Interest Income	734.92
Total Revenues	6,075.75
EXPENSES	
Other Expenses	6,404.14
Total Expenses	6,404.14
Income Tax Benefit	71.00
Net (Loss)	($257.39)

The accompanying notes are an integral part
of these financial statements

Park City Capital, Inc.
Statement of Changes In Stockholder's Equity
December 31, 2002

Schedule of Retained Deficit

Beginning Retained Deficit	($42,156.49)
Net (Loss)	(257.39)
Retained Deficit	($42,413.88)

Schedule of
Additional Paid In Capital

Ending Balance (See Note 5)	
Additional Paid In Capital	$68,567.92
Aditional Paid In Capital	$68,567.92

Schedule of Common Stock

Common Stock	
30,100 shares at $.01 Par Value	$400.00
Common Stock	$400.00
Total Stockholder's Equity	$26,554.04

The accompanying notes are an integral part
of these financial statements

Park City Capital, Inc.
Statement of Cash Flows
Year Ended December 31, 2002

Cash flows from operating activities:		
Net (Loss)		($257.39)
Adjustments to reconcile net loss to net cash provided by operating activities:		
Change in Deferred Tax Asset	(71.00)	
Change in Escrow Payable	125,000.00	
Change in Accounts Payable	(10,802.22)	
Total adjustments		114,126.78
Net cash provided by operating activities		113,869.39
Cash flows from investing activities:		
Net cash used in investing activities		0.00
Cash flows from financing activities:		
Additional Paid In Capital	6,000.00	
Net cash provided by financing activities		6,000.00
Net change in cash and cash equivalents		119,869.39
Cash and cash equivalents at beginning of year		21,269.36
Cash and cash equivalents at end of year		$141,138.75

The accompanying notes are an integral part
of these financial statements

Park City Capital, Inc.
Notes To Financial Statements
December 31, 2002

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES

Organization

Park City Capital, Inc. was incorporated in the State of Delaware on February 8, 1985 for the purpose of acting as a broker-dealer. The Company's primary business is the sale of redeemable shares of registered investment companies.

Operations

The Company is a securities broker-dealer registered with the National Association of Securities Dealers, Inc. and provides financial advisory services for its' customers.

Estimates

The preparation of financial statements in conformity with general accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

For purposes of the Statement of Cash Flows, the Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

NOTE 2 - INCOME TAXES

Deferred income taxes assets and liabilities are determined using the liability (or balance sheet) method. Under this method, the net deferred tax asset or liability is determined based on the tax effects of the difference between the book and tax basis of the various balance sheet assets and liabilities and gives current recognition to changes in tax rates and laws. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion of the deferred tax assets will not be realized.

NOTE 2 - INCOME TAXES - CONTINUED

At December 31, 2002, the Company had net operating loss carryovers for federal income tax purposes of approximately $54,651.

The provision for federal and state income taxes for the year ended December 31, 2002 consisted of the following:

Federal	$ 0.
State	0.
	0.
Net operating loss carryforward benefit:	
Federal	(44.)
State	(27.)
	(71.)

Net deferred tax assets consist of the following components as of December 31, 2002:

Deferred tax assets:	
Loss carryforwards	$ 13,116.
	$ 13,116.

NOTE 3 - NET CAPITAL REQUIREMENTS

Pursuant to the Net Capital Provision of Rule 15c3-1 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum Net Capital, as defined under such provisions. At December 31, 2002 the Company had a Net Capital of $13,438, which was $(236,925) in deficit of the minimum Net Capital Requirement.

NOTE 4 - CAPITAL STOCK

On February 28, 1993, the Company adopted and filed an amendment to the Certificate of Incorporation authorizing 100,000 shares of capital stock with a par value of one cent ($.01) per share. Since that date, no other changes have occurred.

-CONTINUED-

NOTE 5 - ADDITIONAL PAID IN CAPITAL

Increase to additional paid in capital has been made by the corporate officer. This amount was $6,000.

Beginning Balance	
Additional Paid in Capital	$62,567.92
Increase in Paid in Capital	6,000.00
Ending Additional Paid in Capital	$68,567.92

NOTE 6 - Violation of Minimum Net Capital Requirement

The Company was in violation of its minimum net capital requirement which is stated as $5,000 in its NASD restriction letter. The Company has given the proper regulatory 17a-11 notification. The violation occurred around December 11, 2002 and was corrected on February 21, 2003.

-CONTINUED-

Park City Capital, Inc.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1

OF THE SECURITIES AND EXCHANGE COMMISSION

As of December 31, 2002

NET CAPITAL

Total Stockholders' Equity Qualified for Net Capital		$ 26,554.
Add: A. Liabilities subordinated to claims of general creditors allowable in computation of net capital		-0-
Total capital and allowable subordinated liabilities		$ 26,554.
Deductions and/or charges		
Nonallowable assets	13,116.	
Total Deductions and/or Charges		13,116.
Net Capital before haircuts		$ 13,438.
Less: Haircuts		-0-
NET CAPITAL		$ 13,438.

Park City Capital, Inc.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1

OF THE SECURITIES AND EXCHANGE COMMISSION

As of December 31, 2002

AGGREGATE INDEBTEDNESS

Items included in statement of financial condition

Total Aggregate Indebtedness	$127,701.

COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS

Minimum net capital required or $250,000 if greater	250,000.
Deficit net capital at 1500% (Note 6)	$(236,562.)
Excess net capital at 1000%	$668.
Ratio: Aggregate Indebtedness to Net Capital	9.50 to 1

Park City Capital, Inc.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1

OF THE SECURITIES AND EXCHANGE COMMISSION

As of December 31, 2002

RECONCILIATION WITH COMPANY'S COMPUTATION
(Included in Part IIA of Form X-17A-5 as of
December 31, 2002

Net Capital, as reported in Company's Part IIA (unaudited) FOCUS Report	$ 13,439.
Net Audit Adjustments-Rounding	(1.)
Net Capital per above (Note-3)	$13,438.

Park City Capital, Inc.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS

UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

Year Ended December 31, 2002

Park City Capital, Inc. claims an exemption from Rule 15c3-3 based on Section 15c3-3(k)(1) who, as a broker who does limited business with mutual funds and or variable contracts.

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS

UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

As of December 31, 2002

Park City Capital, Inc. claims an exemption from Rule 15c3-3 based on Section 15c3-3(k)(1) who, as a broker who does limited business with mutual funds and or variable contracts.